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Exhibit 99.3

January 24, 2011

Dear Shareholder:

        ACNB Corporation is pleased to offer our shareholders the opportunity to participate in our Dividend Reinvestment and Stock Purchase Plan. A prospectus describing the plan is enclosed for your review.

        All registered ACNB Corporation common stock shareholders are eligible to participate in the plan so long as at least 100 shares of common stock or 10% of the shareholder's registered common stock, whichever is greater, is enrolled in the plan. Participation in the plan is entirely voluntary. You may enroll or withdraw at any time, in accordance with the terms and conditions of the plan. In addition to providing a convenient way to buy additional shares of ACNB Corporation common stock by reinvesting your dividends, the plan also provides a way for you to make voluntary cash payments to purchase additional shares of common stock. The stock purchases are made on your behalf without you paying any service fees or brokerage commissions. We encourage you to review the terms and conditions of the plan carefully, as well as to retain the prospectus for future reference.

        The shares of ACNB Corporation common stock and any monies held in the ACNB Corporation Dividend Reinvestment and Stock Purchase Plan are not savings accounts, deposits, or other obligations of any bank or savings associations and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency. Further, no interest will be earned on any funds held by the plan administrator prior to their investment. Investment in our common stock, as with any investment in common stock, involves investment risks, including the possible loss of value.

        Registrar and Transfer Company is the plan administrator. You may enroll in the plan by completing and signing the enclosed enrollment form and returning it to the plan administrator. If you have any questions about the plan, we recommend that you call Registrar and Transfer Company, the plan administrator, at 1.800.368.5948. You may also contact Lynda Glass, Executive Vice President & Secretary of ACNB Corporation, at 717.339.5085.

        Thank you for your continued interest in and support of ACNB Corporation.

Sincerely,

Thomas A. Ritter
President & Chief Executive Officer

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  Exhibit 99.3